UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
CNET Networks, Inc.
(Name of Subject Company (Issuer))
Ten Acquisition Corp. a wholly-owned subsidiary of CBS Corporation
(Names of Filing Person (Offeror))
Common Stock, $.0001 par value per share (Title of Class of Securities)
12613R104 (CUSIP Number of Class of Securities)

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Louis J. Briskman Executive Vice President and General Counsel CBS Corporation 51 West 52nd Street New York, NY 10019 Telephone: (212) 975-4321

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copies to: Howard Chatzinoff Raymond O. Gietz Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York, 10153 Telephone: (212) 310-8000

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CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee*
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable
Form or Registration No.:	Not applicable
Filing Party:	Not applicable
Date Filed:	Not applicable

☒   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer:  ☐

EXHIBIT INDEX

Exhibit No.	Description
99.1	Joint Press Release issued by CBS Corporation and CNET Networks, Inc., dated May 15, 2008.
99.2	Slides Distributed to the Press on May 15, 2008.
99.3	Communication to Employees of CBS Corporation from Leslie Moonves, dated May 15, 2008.

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